FORM 51-102F3
MATERIAL CHANGE REPORT
1.Name and Address of Company
Baytex Energy Corp. ("Baytex")
2800, 520 – 3rd Avenue SW
Calgary, Alberta T2P 0R3

2.Date of Material Change
April 13, 2023
3.News Release
News releases dated April 13, 2023, disclosing in detail the material change summarized in this material change report were disseminated through the facilities of NewsFile on April 13, 2023 and would have been received by the securities commissions where Baytex is a "reporting issuer" and the stock exchanges on which the securities of Baytex are listed or quoted for trading in the normal course of their dissemination. The news releases were filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") and the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") under Baytex's issuer profiles on www.sedar.com and www.sec.gov, respectively.
4.Summary of Material Change
On April 13, 2023, Baytex announced the pricing and upsize to US$800 million of its previously announced private offering (the "Offering") of senior unsecured notes due 2030 (the "Notes"). Baytex also announced an update on its debt financing commitments related to the previously announced merger (the "Merger") with Ranger Oil Corporation ("Ranger") and an update to its pro forma consolidated capitalization.
The net proceeds of the Offering, together with borrowings under its Credit Facilities (as defined below), will be used to fund the cash portion of the consideration for the Merger, to repay certain outstanding indebtedness of Ranger and Baytex and to pay fees and expenses associated with the Merger.

The Merger is subject to the satisfaction of customary closing conditions. The closing of the Merger is not conditioned upon completion of the Offering.
5.Full Description of Material Change
5.1    Full Description of Material Change:
The Offering
On April 13, 2023 Baytex announced the pricing and upsize to US$800 million of the Offering. The Notes will bear interest at a rate of 8.5% per annum and mature on April 30, 2030. The Notes were priced at 98.709% of par to yield 8.75% per annum. The closing of the Offering is subject to customary closing conditions and is expected to close on April 27, 2023.
The gross proceeds of the Offering will be deposited into escrow pending satisfaction of certain escrow release conditions, including the consummation of the Merger. Upon satisfaction of the escrow release conditions, Baytex intends to use the net proceeds from the Offering, together with borrowings under its Credit Facilities, to fund the cash portion of the consideration for the Merger, to repay certain outstanding indebtedness of Ranger and Baytex and to pay fees and expenses in connection with the Merger. The Merger is expected to close in the second quarter of 2023, subject to the satisfaction of customary closing conditions. Closing of the Merger is not conditioned upon completion of the Offering.
If the escrow release conditions are not satisfied prior to October 15, 2023, or, to the extent the Merger Agreement is amended to remain in effect until a later date, such later date (but in no event later than December 31, 2023), or upon the occurrence of certain other events, including the termination of the Merger Agreement, the Notes will be subject to a special mandatory redemption at a price equal to 100% of the initial offering price of the Notes, plus accrued and unpaid interest from the issue date of the Notes to, but not including, the payment date of such mandatory redemption.
Debt Financing Commitments and Pro Forma Consolidated Capitalization
On April 13, 2023, Baytex also announced an update on the debt financing commitments related to the Merger and an update to its pro forma consolidated capitalization.
Debt Financing Commitments
As previously announced, in connection with the Merger, Baytex entered into debt commitment letters with Canadian Imperial Bank of Commerce ("CIBC"), Royal Bank of Canada ("RBC") and The Bank of Nova Scotia ("BNS") to provide for aggregate debt commitments of US$1.75 billion, the proceeds of which will be used, in part, to fund a portion of the costs and expenses of the Merger. Pursuant to the debt commitment letters, CIBC, RBC and BNS have committed to provide a new US$1.0 billion revolving credit facility (the "Bank Facility") (an increase from the committed amount of US$850 million in the aggregate as of April 1, 2022) and a US$250 million non-revolving term credit facility (the "Term Loan" and, together with the Bank Facility, the "Credit Facilities"), and CIBC and RBC have committed to provide a 364-day bridge loan facility in an aggregate principal amount of US$500 million (the "Bridge Loan").
At the closing of the Merger, Baytex intends to amend the credit agreement governing the Baytex Bank Facility to increase the revolving capacity of the Bank Facility to US$1.1 billion (an increase from the committed amount of US$1.0 billion), with the current maturity date of April 1, 2026 remaining unchanged, and provide for the Term Loan, which Term Loan will mature two years from the closing date of the Merger. Assuming completion of the Offering, Baytex does not anticipate incurring any borrowings under the Bridge Loan in connection with the Merger.

Pro Forma Consolidated Capitalization
The following table sets forth Baytex's consolidated capitalization as of December 31, 2022, on a historical basis and as adjusted to give effect to: (i) the Merger; (ii) the financing transactions related to the Credit Facilities; and (iii) the Offering, and assumes the estimated net proceeds therefrom, together with borrowings under the Bank Facility and the Term Loan, will be used to fund the cash portion of the consideration for the Merger, to repay certain outstanding indebtedness of Ranger and Baytex, and to pay fees and expenses in connection with the Merger.

	As of December 31, 2022
	Actual	As Adjusted
	(Canadian dollars in thousands)

Cash and cash equivalents(1)	$5,464	$15,739
Long-Term Debt:
Credit Facilities(2):
Bank Facility(1) (3)	385,394	765,384
Term Loan(3)(4)	—	270,670
Long-Term Notes:
8.750% Senior Notes due 2027(3)	554,597	554,597
8.500 % Senior Notes due 2030 (3)	—	1,082,680
Less: Unamortized Debt Issuance Costs	(9,362)	(42,398)
Total Long-Term Debt	$930,629	$2,630,933
Shareholders' Equity(5)	$3,030,417	$4,561,546
Total Capitalization	$3,961,046	$7,192,479

Notes:

(1)    As of March 31, 2023, Baytex had approximately US$ 294.4 million of borrowings outstanding under the Bank Facility. As of March 31, 2023, estimated pro forma cash and cash equivalents were approximately $21.8 million with approximately $830.5 million outstanding under the amended Bank Facility, resulting in approximately $654.5 million in available borrowing capacity after giving effect to the Merger and the financing transactions related to the Credit Facilities.
(2)    Baytex has a revolving letter of credit facility that is guaranteed by Export Development Canada under which it had $15.7 million of outstanding letters of credit as of December 31, 2022.
(3)    Principal amount of instruments. Converted to CAD at the exchange rate of C$1.35:US$1.00 as of December 31, 2022.
(4)     Reflects anticipated term loan funding of US$200.0 million.
(5)    Reflects an increase due to the issuance of Baytex common shares to Ranger shareholders as consideration for the Merger. The share consideration of C$1.5 billion, which is based on 7.49 Baytex common shares being issued per share of Ranger Class A common stock and 41.6 million shares of Ranger Class A common stock, including shares to be issued in a unit exchange and shares to be issued in respect of certain outstanding Ranger restricted stock unit awards, outstanding as of March 27, 2023, multiplied by a share price of C$4.92, which is the closing share price of the Baytex common shares on the TSX on March 27, 2023. The actual value of the share consideration will be calculated based on the trading price of Baytex common shares on the TSX and the NYSE, the USD to CAD exchange rate and the number of shares of Ranger Class A common stock outstanding at closing of the Merger.

5.2     Disclosure for Restructuring Transactions:
Not applicable.
6.Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
7.Omitted Information
Not applicable.
8.Executive Officer
For further information, please contact James Maclean, Vice President, General Counsel and Corporate Secretary, by telephone at 587-952-3000.

9.Date of Report
April 20, 2023.
Advisory on Forward-Looking Information and Statements
Certain statements included in this material change report constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about the Offering, debt financing commitments in connection with the Merger, and anticipated pro forma capitalization of Baytex following the Merger. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as “anticipate”, “future”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective” and “capable”, "will", "shall" or similar words suggesting future outcomes or statements. In particular, forward-looking information and statements contained in this document include, but are not limited to: the timing and closing of the Merger and the Offering; the use of proceeds from the Offering; the anticipated pro forma capitalization after giving effect to the Merger, the debt financing commitments, and the Offering; the deposit into escrow of the gross proceeds of the Offering and the terms of such escrow arrangements; the terms of Baytex's debt financing commitments, including the expectation that the Bridge Loan will not be used, anticipated borrowings under the Credit Facilities, the intention to amend the credit agreement governing the Baytex Bank Facility to increase the revolving capacity of the Bank Facility and provide for the Term Loan, and the anticipated maturity dates of the Bank Facility and the Term Loan following such amendments; and other matters. Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although Baytex believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Baytex can give no assurance that such expectations will prove to be correct. Many factors could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Baytex.

In addition to other factors and assumptions which may be identified in this material change report, assumptions have been made regarding, among other things: the completion of the Merger on the terms contemplated by the Merger Agreement; the completion of the Offering on the terms contemplated in the purchase agreement entered into with the initial purchasers of the Notes; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary approvals for the Merger; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Merger and the Offering, the anticipated use of proceeds from the Offering and the debt financing commitments, and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Baytex and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things: the ability to obtain required approvals in connection with the Merger and Offering; the ability to complete the Merger and Offering on the anticipated terms and timetable; the completion of the Offering on the terms anticipated or at all, the ability to increase the revolving capacity of the Bank Facility and obtain the Term Loan, the use of proceeds from the Offering and debt financing commitments may change from the anticipated uses disclosed herein; the risk that the Notes, if issued, may be subject to mandatory redemption; the possibility that various closing conditions for the Merger and/or Offering may not be satisfied or waived; risks relating to any unforeseen liabilities of Baytex and/or Ranger and the risk factors discussed in Baytex's management information circular and proxy statement dated April 3, 2023 for Baytex's annual and special meeting of shareholders filed on SEDAR at www.sedar.com.. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult Baytex's public filings at www.sedar.com and www.sec.gov/edgar for further, more detailed information concerning these matters, including additional risks related to Baytex's business.

The forward-looking statements or information contained in this material change report are made as of the date hereof and Baytex undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this material change report are expressly qualified by this cautionary statement.